Exhibit 99.1

Dejour Secures $14MM Debt Financing Commitment

Kokopelli Set For Drilling in Q3 2012

Denver, Colorado, May 7, 2012 -- Dejour Energy USA Corp., a wholly owned subsidiary of Dejour Energy Inc. (NYSE AMEX: DEJ / TSX: DEJ) (“Dejour” or the “Company”), executed a binding commitment for a revolving credit facility from an institutional lender, to begin to develop the Kokopelli Field leases. As previously disclosed, Dejour’s Phase 1 Development at Kokopelli includes a total of four well pads along with associated access roads, gathering lines, and production facilities. Dejour can drill and complete up to forty-two Williams Fork wells within this framework, initially; twenty-four of which are scheduled through 2013.

Development activities on Dejour’s leasehold adjacent to the Garfield Creek State Wildlife Area (GCSWA) began in November 2011 with the construction of the first of the four Phase 1 drilling pads on acreage located just outside of the GCSWA. (See cover of Dejour's March 2012 PPT). This approval for expansion into the GCSWA was a critical and final step in the regulatory approval process leading to the commencement of drilling in 2012. Dejour’s entire 2,200 gross acres of proven and probable undeveloped reserve leasehold in the Kokopelli Field will be held by production (HBP) as a result of this Phase 1 program.

The provisions of this revolving credit facility commitment include a 24-month term, a competitive rate of interest with flexible drawdowns subject to certain closing conditions. The Company expects to meet the closing requirements and finalize this arrangement during Q2-2012.

"We are very pleased to secure the project capital for Phase 1 development of Kokopelli, at this point in time. This enables us to finally begin to realize the true value of this asset for all stakeholders, after virtually three years of planning," states Robert Hodgkinson, CEO.

“As we finalize plans for the first series of wells, we have begun to work with Williams (WPX Energy Inc., NYSE:WPX) on multiple infrastructure optimization strategies that could reduce our initial infrastructure costs for this program by as much as 25%. As we finalize these costs, we are witnessing benefits from increased availability and price competition among service providers,” adds COO, Harrison Blacker.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (100,000 net acres) and Peace River Arch regions (11,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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